Exhibit 99.1

Westport Reports First Quarter Fiscal 2013 Financial Results

~ Maintains Revenue Outlook for up to 30% Year over Year Growth and 2013 Product Launch Schedule ~

VANCOUVER, May 2, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the first quarter ended March 31, 2013 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights include:

•	Westport revenue for the quarter ended March 31, 2013 was $30.1 million compared with $36.0 million for the same period last year.
•	For the quarter ended March 31, 2013 Westport reported a net loss of $31.8 million or $0.57 per share compared to $22.6 million or $0.44 per share for the same period last year.
•	Segment revenue for the quarter ended March 31, 2013 was: $23.3 million for Applied Technologies; $5.8 million for On-Road Systems; $1.0 million for Corporate and Technology Investments; $44.7 million for Cummins Westport Inc. (CWI) and $105.9 million for Weichai Westport Inc. (WWI). For comparative purposes and consistency with previous presentations, Westport plus CWI revenue was $74.8 million.
•	In the first quarter of 2013, CWI shipped 1,313 units, On-Road shipped three WestportTM 15L units and 204 Westport WiNGTM Power System units, and WWI shipped 8,529 units.
•	Westport and ENN Group signed an agreement for liquefied natural gas (LNG) as a fuel for on-road, off-road, rail and marine applications.
•	Westport and Clean Energy launched a co-marketing program to increase the use of LNG in trucking applications in North America and offer a bundled solution for the purchase of natural gas trucks.
•	Cummins Westport ISX12 G engine was featured at the Mid-America Trucking Show, with new truck products shown for 2013 delivery. Production of the ISX12 G began on schedule in April.
•	Announced the availability of the Ford F-Series Super Duty pickup trucks with the Westport WiNG Power System in Canada, and availability of the system in the Ford F-450 and F-550 platforms.

"As expected, our first quarter of 2013 was a transition period with remnant effects from soft market conditions at the end of 2012, and the impact on timing and recognition of service revenue and opportunities in our On-Road Systems business," said David Demers, CEO of Westport. "We are expecting a step change in growth over the course of this year and remain confident the market for natural gas as a fuel in trucking is here and now - not five or ten years down the road. With the launch of so many new truck models with the new Cummins Westport ISX12 G engine, we see strong customer demand going forward alongside our new WestportTM LNG Tank System. At the same time, the change in infrastructure availability year-over-year has been impressive, and more is on the way. Our Westport WiNGTM products have established a market leading position for performance, quality and value. We are expanding that offering into the larger F-450/550 models, and will be producing in Canada for the Canadian market in June."

"Internationally, we continue to see excellent growth in China, with our Weichai joint venture shipping more than 8,500 engines this quarter, up over 200%," continued Demers. "In Sweden, uncertainty about the availability of government incentives slowed sales substantially in the quarter, but the recent announcement by the Swedish government that natural gas vehicles credits would continue for three years is expected to revive sales."

"Perhaps the most interesting news this quarter was the extent of interest in use of LNG in the rail industry. Our programs with Caterpillar to develop locomotives and mining applications that use WestportTM HPDI technology for high performance and fuel economy that matches diesel are going well and we are seeing high commitment to building an LNG fuel distribution system dedicated to the rail industry."

"We are reiterating strong sustainable growth for the full year in 2013, based on a build in new products sales, particularly in our On-Road Systems business," stated Demers. "We are in a position to capture our share of this emerging opportunity by leveraging our first mover advantage, technologies, and asset-light business model. Our balance sheet has enabled us to continually invest in new products and innovative technologies that will fundamentally change the transportation sector."

First Quarter Fiscal Year 2013 Financial Highlights

	Three Months Ended March 31,		% Change
($ in millions, except per share amounts)	2013	2012
Consolidated revenues	$ 30.1	$ 36.0	(16%)
Consolidated gross margin	8.1	8.9	(9%)
Consolidated gross margin percentage	26.9%	24.7%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	39.5	32.0	23%
Income from unconsolidated joint ventures	1.7	5.5	(69%)
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(26.3)	(13.9)
Total employees	1,072	852	26%
Cash and short-term investments balance	173.9	303.5	(43%)
Net loss	(31.8)	(22.6)	41%
Net loss per share	(0.57)	(0.44)	30%

•	Westport product revenue for the quarter ended March 31, 2013 was $27.3 million, a decrease of $8.0 million, or 23%, from $35.3 million for the quarter ended March 31, 2012. The decrease is primarily due to timing of a small number of major fleet orders on the Westport 15L system and uncertainty around Swedish government incentives which impacted the sale of the Westport bi-fuel system for the Volvo V70 cars. Westport parts revenue for the quarter ended March 31, 2013 was $1.3 million, an increase of $0.6 million, or 86%, from $0.7 million for the quarter ended March 31, 2012. Service and other revenue was $1.4 million for the quarter ended March 31, 2013 compared with $nil for the same period last year.
•	Research and development expenses focused primarily on new products and new technology were $20.4 million for the quarter ended March 31, 2013, an increase of $6.2 million from $14.2 million in the same period last year.
•	General and administrative expenses were $11.7 million for the quarter ended March 31, 2013, an increase of $0.2 million from $11.5 million in the same period last year
•	Sales and marketing expenses were $7.4 million for the quarter ended March 31, 2013, an increase of $1.1 million from $6.3 million in the same period last year primarily due to an increase in OEM development initiatives, North American trucking activities, and market development initiatives for off-road applications and OEM activities in China.
•	For the quarter ended March 31, 2013, Westport reported a consolidated adjusted EBITDA loss of $26.3 million compared with a loss of $13.9 million in the prior year period. The change in EBITDA loss is due primarily to approximately $4.0 million lower contribution from CWI compared to the same period last year and from approximately $8.5 million increased product development investments. The reconciliation of adjusted EBITDA is described below.
•	Westport consolidated net loss for the quarter ended March 31, 2013 increased due primarily to an increase in development activities for new product launches in 2013 related to automotive, trucking, and off-road applications, and a decrease in Westport's share of equity income from CWI. Included in the net loss is a $3.0 million net foreign exchange gain attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, Westport consolidated net loss and net loss per share for the quarter ended March 31, 2013 was $34.8 million and $0.63, respectively.

Financial Outlook for 2013
Westport reiterates its guidance for 2013 consolidated revenue (excluding joint venture revenue) to be between $180 and $200 million, up 16 to 29 percent for 2013.

Applied Technologies Business Unit

Applied Technologies	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Revenue	$ 23.3	$ 23.3	-
Gross margin	6.7	6.6	2%
Gross margin percentage	28.8%	28.3%	-
Operating expenses	4.8	3.8	26%
Segment operating income	1.9	2.8	(32%)

•	Applied Technologies revenue for the quarter ended March 31, 2013 was $23.3 million, comparable to the same period last year.
•	Applied Technologies gross margin and gross margin percentage for the quarter ended March 31, 2013 increased slightly primarily due to product mix.
•	Applied Technologies operating expenses for the quarter ended March 31, 2013 increased by $1.0 million primarily related to new product development programs and the acquisition of facilities and assets of Advanced Engine Components Limited in Australia. The team in Perth is supporting new product development initiatives for the business unit.
•	Segment operating income for the quarter ended March 31, 2013 was $1.9 million.

In February, GAZ Group, the leader of the Russian commercial vehicles market, announced that it will launch a light commercial vehicle featuring a bi-fuel engine into the Russian market. Compressed natural gas (CNG) components for this vehicle, which have been certified in accordance with European standards, will be supplied by Westport.

On-Road Systems Business Unit

On-Road Systems	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Revenue	$ 5.8	$ 12.7	(54%)
Gross margin	0.4	2.3	(83%)
Gross margin percentage	6.9%	18.1%	-
Operating expenses	9.5	12.6	(25%)
Segment operating loss	(9.1)	(10.3)	(12%)

•	On-Road Systems revenue for the quarter was down due to sales timing and product mix. Westport 15L shipments were impacted by timing of a small number of major fleet orders and the Westport bi-fuel system for Volvo V70 cars was affected by uncertainty around Swedish government incentives. Strong sales were achieved by the Westport WiNG Power System and shipments of the Westport 2.4L product to forklift and oilfield customers also increased.
•	On-Road Systems shipped three Westport 15L units and 204 Westport WiNG Power System units during the quarter ended March 31, 2013.
•	On-Road Systems gross margin and gross margin percentage for the quarter ended March 31, 2013 decreased primarily due to low unit deliveries of the Westport 15L systems and product mix.
•	On-Road Systems operating expenses for the quarter ended March 31, 2013 decreased by $3.1 million or 25%.

Shell and TravelCenters of America (TA) have agreed to build at least two LNG fueling lanes at up to 100 existing TA and Petro Stopping Centers along the U.S. interstate highway system. Shell is also building two LNG liquefaction facilities in the Great Lakes and Gulf Coast to support natural gas use in long-haul trucking and marine applications. Encana opened its first LNG facility in Canada to support its customers in Alberta, including Ferus' fleet with Westport 15L systems.

In March, Westport and Clean Energy Fuels announced a joint marketing program for heavy-duty trucking customers seeking optimal on-board fuel storage, high-performance natural gas engines, and reliable fueling. To encourage the use of natural gas vehicles and the establishment of the growing fueling infrastructure across North America, the companies will bundle the Westport LNG Tank System—optimized for use with the Cummins Westport ISL G or the new Cummins Westport ISX12 G engines—and a long-term fuel contract with Clean Energy into a package for qualified customers. Commercial quantities of the Westport LNG Tank System are expected to be available in September. Furthermore, Westport and ENN Group signed an agreement for LNG as a fuel for on-road, off-road, rail and marine applications globally.

New Markets and Off-Road Systems Business Unit

New Markets and Off-Road Systems	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Revenue	-	-	-
Gross margin	-	-	-
Gross margin percentage	-	-	-
Operating expenses	$ 2.8	$ 1.8	56%
Segment operating loss	(2.8)	(1.8)	56%

•	The increase in operating expenses is due primarily to the increase in market and product development activities

Westport expects to launch a new product in the Off-Road market in 2013 and establish a presence in one of the fastest developing markets in North America. The winter test for the Weichai Westport high pressure direct injection (HPDI) 12L system has been completed. The trucks performed well even in the lowest temperature of minus 35 degrees Celsius. The Weichai Westport HPDI 12L system has now completed all key tests including the summer test, plateau test, and winter test. The next step is obtaining Euro V certification, which is expected by the second half of 2013.

Corporate and Technology Investments Business Unit

Corporate and Technology Investments	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Service revenue	$ 1.0	$ -	n/a
Operating expenses	22.5	13.9	62%
Segment operating loss	(21.4)	(13.9)	54%

•	Corporate and Technology Investments includes investments in new research and development programs, revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties.
•	Service revenue represents revenue earned under Westport's development agreements during the quarter.
•	Investments in research and development and new and existing development programs increased 136% compared to the prior year period.
•	Corporate related costs decreased by 10% primarily related to a reduction in professional service fees incurred in the prior year period.

Cummins Westport Inc. Highlights

	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Units	1,313	1,943	(32%)
Revenue	$ 44.7	$ 52.7	(15%)
Gross margin	12.3	19.6	(37%)
Gross margin percentage	27.5%	37.2%	-
Operating expenses	10.8	4.7	130%
Segment operating income(1)	1.4	14.9	(91%)
Net income to Westport	0.8	4.8	(83%)

(1)	Segment operating income is based on segment net operating income, which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

•	CWI engine shipments for the quarter ended March 31, 2013 were 1,313 units compared with 1,943 units in the prior year period. Volumes in North America decreased 2% with international volumes decreasing 65% compared to the prior year period. The prior year period international sales included a large transit bus shipment to Yutong.
•	The decrease in CWI gross margin percentage during the year was primarily due to warranty adjustments and net extended coverage claims totalling $3.8 million and mix of sales. Excluding the warranty impact, CWI gross margin percentage would have been 36%.
•	The increase in operating expenses is driven by research and development expenses related to the new ISX12 G, ongoing product and reliability improvements for the ISL G, and the commencement of development of the ISB6.7 G, which was announced in the fourth quarter of 2012.
•	The Cummins Westport ISX12 G engine has received certification from the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board, meeting both the EPA 2013 regulations and the new greenhouse gas and fuel-efficiency rules that will take effect in 2014. Limited production of the ISX12 G began in April, with the ramp-up to full production scheduled to start in August.
•	CWI's net income attributable to Westport was $0.8 million for the quarter ended March 31, 2013, compared with $4.8 million in the prior year period.

Weichai Westport Inc. Highlights

	Three Months Ended March 31,		% Change
($ in millions)	2013	2012
Units	8,529	2,728	213%
Revenue	$ 105.9	$ 37.2	185%
Gross margin	7.0	6.2	13%
Gross margin percentage	6.6%	16.7%	-
Operating expenses	3.7	4.2	(12%)
Segment Operating income(1)	3.3	2.0	65%
Westport's 35% interest	1.0	0.6	67%

(1)	Segment operating income is based on segment net operating income, which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

•	In the first quarter of 2013, WWI more than tripled the sales in the same period last year as market demand continues to increase.
•	The decrease in gross margin percentage is related primarily to product mix and aggressive efforts to penetrate new markets and build market share in China.
•	For the quarter ended March 31, 2013, shipment for trucking and bus applications increased by 366% and 41%, respectively, compared to the prior year period.

Non-GAAP Financial Measure; Adjusted EBITDA Results

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, and (e) unrealized foreign exchange loss (gain). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended March 31,
	2013	2012
Net loss attributed to the Company	$(31.8)	$(22.6)
Provision for income taxes	0.3	0.8
Depreciation and amortization	3.6	2.5
Interest expense, net	1.2	1.4

EBITDA	(26.7)	(17.9)
Amortization of stock-based compensation	3.4	3.6
Unrealized foreign exchange loss (gain)	(3.0)	0.4

Adjusted EBITDA	$(26.3)	$(13.9)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended March 31, 2013, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, May 2, 2013 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until May 9, 2013. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc., designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel system technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated consolidated revenue and revenue growth of Westport for calendar year 2013, timing for launch and completion of milestones related to the engine products referenced herein, including the CWI ISX12 G, the Westport LNG Tank System, the Westport WiNG Power System, and the Weichai Westport HPDI engine, timing for development of refueling infrastructure, timing for the Euro V certification for the Weichai Westport HPDI engine, timing and expectations for future cash flows, the demand for our products including the Westport WiNG Power System, the future success of our business and technology strategies, the provision of CNG components for a light commercial vehicle of GAZ Group featuring a bi-fuel engine, investment in new product and technology development and otherwise, the bundling of certain of our products with a long-term fuel contract with Clean Energy for qualified customers, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 02-MAY-13